Exhibit 99.1

MEDIA RELEASE

SMART ANNOUNCES RESIGNATION OF CHIEF FINANCIAL OFFICER;
APPOINTMENT OF INTERIM CHIEF FINANCIAL OFFICER

CALGARY, Alberta -- August 10, 2015 – SMART Technologies Inc. (NASDAQ:SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced that Kelly Schmitt, Vice President Finance and Chief Financial Officer (“CFO”), has submitted her resignation in order to accept an executive position with another company. Ms. Schmitt’s resignation is effective September 25, 2015.

“On behalf of the Board of Directors and the entire organization, I want to express my sincere appreciation for Kelly’s significant contributions to SMART during her eight–year tenure at the Company and wish her well in the next phase of her career,” said Neil Gaydon, President and Chief Executive Officer of SMART.

SMART intends to initiate a search for a replacement CFO and until such time a new CFO is appointed, Steve Winkelmann, Treasurer of the Company’s operating subsidiary, SMART Technologies ULC, will serve as interim CFO effective upon Ms. Schmitt’s departure. Mr. Winkelmann has developed an intimate knowledge of SMART’s financial affairs during his more than five-year tenure at the Company.

About SMART

SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA) is a world leader in collaboration solutions that are redefining the way the world works and learns. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and businesses around the globe. To learn more, visit smarttech.com.

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Reader’s advisory
Certain information contained in this press release, such as the initiation of an executive search process and the timing of the appointment of a permanent chief financial officer, may constitute forward-looking information or statements. By their very nature, forward-looking information and statements involve inherent risks and uncertainties. We caution readers not to place undue reliance on these statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

For more information, please contact:

Steve Winkelmann

Treasurer

SMART Technologies Inc.

+ 1.403.407.5520

SteveWinkelmann@smarttech.com

Robin Raulf-Sager

Director, Corporate Communications

SMART Technologies Inc.

+1.403.407.4225

RobinRaulf-Sager@smarttech.com

© 2015 SMART Technologies, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.